

February 13, 2015

Via E-mail
Mr. Norman George
Chief Executive Officer
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Huston, TX 77036

> **Re:** **SW Innovative Holdings, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 6, 2015**
> **File No. 024-10427**

Dear Mr. George:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Index to Financial Statements, page 34

1.   Please delete "and from inception" to present the index as "Balance Sheets as of December 31, 2013 and December 31, 2012."

Statements of Operations, page 36
Statements of Cash Flows, page 37

2.   Since you are a development-stage company, please revise your column, "For the Period from September 3, 2003 (Inception) through December 31, 2013," to provide the financial information "For the Period from September 3, 2003 (Inception) through September 30, 2014."

Statements of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2012 to September 30, 2014, page 38

3.   We note your response to comment 5. As previously requested, please give retroactive effect in the balance sheet and related statements of changes in stockholders' equity (deficit) for FY 2013 and 2012 to the change of par value ($0.0001) on June 13, 2014, and disclose the change in the footnote or provide us with a reference to the accounting literature that supports your accounting.

2. Summary of Significant Accounting Policies
Revenue Recognition, pages 41 and 53

4.   We note your response to comment 7. Generally accepted accounting principles require financial statements to be presented under the accrual basis of accounting. Please revise accordingly.

Statements of Cash Flows, page 49

5.   We note your response to our comment 11. The conversion of the debt to equity is a noncash financing activity in FY 2013 rather than an operating cash flow. As such, please revise to present the conversion as a noncash financing activity. Refer to ASC 230-10-50-3 and 230-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Warren Archer, Esq.